Exhibit 99.1

January 25, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER INCREASES MINERAL RESOURCE ESTIMATE AT THE GUANAJUATO MINE COMPLEX

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) announces an updated Mineral Resource Estimate for the Company’s Guanajuato Mine Complex (“GMC”) in Guanajuato, Mexico. For the purpose of resource estimation, the GMC includes the operating Guanajuato and San Ignacio Mines.

“We are excited to announce an almost doubling of the estimated Measured and Indicated Mineral Resource at the GMC to over 13 million silver equivalent ounces,” stated James Bannantine, President & CEO. “This is a strong testament to our ability to continue to develop new mineral resources at the GMC and expand its potential. In this regard, we have over 24,000 metres of drilling planned for the GMC in 2018, which we believe will continue to add to the mineral resource inventory.”

•	Estimated Measured and Indicated ("M&I") Mineral Resources at the GMC increased 91% from the previous Mineral Resource (news release of February 21, 2016) to 13,619,794 silver equivalent ounces ("Ag eq oz") due to increases in both resource categories at both San Ignacio and Guanajuato Mines.

•	Estimated Measured Mineral Resources at the GMC increased 100% to 11,113,236 Ag eq oz from the previous Measured Mineral Resource with San Ignacio Mine increasing by 121% to 9,283,955 Ag eq oz and Guanajuato Mine increasing by 33% to 1,829,281 Ag eq oz.

•	Estimated Indicated Mineral Resources at the GMC increased 58% to 2,506,558 Ag eq oz with San Ignacio mine increasing by 69% to 2,078,368 Ag eq oz and Guanajuato Mine increasing by 22% to 428,190 Ag eq oz.

•	Estimated Inferred Mineral Resources at the GMC remain essentially unchanged with 6,997,306 Ag eq oz.

•	The current Mineral Resource update includes 54 additional underground drill holes (10,251 metres) at the Guanajuato mine and 41 additional underground drill holes (7,860 metres) at the San Ignacio Mine drilled after the August 31, 2016 Mineral Resource update.

•	The methodology used to calculate the 2017 updated Mineral Resource is consistent with the methodology applied in previous years.

During 2017, exploration at the San Ignacio Mine consisted of both surface and underground drilling.  This drilling resulted in the extension and continued delineation of the Melladito and Nombre de Dios zones and a significant increase in Measured and Indicated Mineral Resources.

At San Ignacio, plans for 2018 include 5,000 metres of surface exploration drilling designed to test the down dip extension of the main productive structures and along the Nombre de Dios structure, and 5,000 metres of underground delineation drilling to upgrade and expand resources in these areas.

At the Guanajuato Mine, underground exploration in 2017 was focused on the Cata, Los Pozos, Guanajuatito, San Cayetano, Santa Margarita and Valenciana mining areas. An underground drill program of approximately 14,000 metres is planned for 2018, which will continue to focus on increasing Mineral Resources in these same areas.

2017 Mineral Resource Estimate Update for the Guanajuato Mine Complex¹

Measured
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq g/t	Ag eq (oz)
San Ignacio	801,468	142	3,655,447	3.09	79,724	360	9,283,955
Guanajuato	170,978	227	1,245,568	1.50	8,268	333	1,829,281
Total Measured	972,445	157	4,901,014	2.81	87,991	355	11,113,236

Indicated
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq g/t	Ag eq (oz)
San Ignacio	196,949	139	878,805	2.68	16,991	328	2,078,368
Guanajuato	43,929	215	383,530	1.25	2,088	303	428,190
Total Indicated	240,878	153	1,262,335	2.42	19,079	324	2,506,558

Measured and Indicated
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
San Ignacio	998,417	141	4,534,252	3.01	96,715	354	11,362,323
Guanajuato	214,907	224	1,629,098	1.45	10,356	327	2,257,472
Total M & I	1,213,324	156	6,163,350	2.74	107,070	349	13,619,794

Inferred
Mine	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq g/t	Ag eq (oz)
San Ignacio	573,431	130	2,395,220	2.44	44,911	302	5,565,972
Guanajuato	158,846	136	694,917	2.04	10,432	280	1,431,334
Total Inferred	732,277	131	3,090,137	2.35	55,343	297	6,997,306

¹ Mineral Resource Estimates use an effective date of August 31, 2017; and all used a metal price outlook of US$17.00/oz silver and US$1,300/oz gold.

Notes for San Ignacio Mine Mineral Resource Estimate

1.	Cut-offs are based on the marginal operating costs per mining area being US$71/tonne.
2.	Block model grades converted to US$/t value using process plant recoveries of 84% Ag, 84% Au, and net smelter terms negotiated for pyrite concentrates.
3.	Rock Density for Intermediate 2.64t/m³, Melladito 2.63t/m³, Intermediate BO 2.65t/m³, Nombre de Dios 2.64t/m³, Nombre de Dios 1.5 2.63t/m³, Nombre de Dios 2S 2.62t/m³, Nombre de Dios II 2.62t/m³, and Veta 400 is 2.66t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0m.
8.	Ag:Au ratio of 70.6 was used for Ag eq (oz).

Notes for Guanajuato Mine Mineral Resource Estimate

1.	Cut-offs are based on the marginal operating costs per mining area being US$76/tonne for Cata, US$70/tonne for Santa Margarita / San Cayetano, US$68/tonne for Los Pozos, US$93/tonne for Guanajuatito, US$80/tonne for Promontorio, and US$80/tonne for Valenciana.
2.	Block model grades converted to US$/t value using process plant recoveries of 87% Ag, 86.8% Au, and net smelter terms negotiated for pyrite concentrates.
3.	Rock Density for all veins is 2.68t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0m.
8.	Ag:Au ratio of 70.6 was used for Ag eq (oz).

The above estimates were classified per the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, are consistent with the requirements of NI 43-101. The Mineral Resource Estimate was completed under the supervision of Matthew C. Wunder, P. Geo., the Company Qualified Person. The Mineral Resource Estimates were completed using MicroMine 3D geological software, and the inverse distance cubed estimation technique for estimation of grade to each of the block model blocks. The stated Mineral Resources are a categorized compilation of blocks greater than the marginal operational costs of the various mining areas.

The Company's QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS-GTO lab in Guanajuato, GTO, Mexico. Silver assaying was conducted with AAS12B technique, with over-limits (300g/t) completed by FAG323. Gold assaying was conducted with FAA313 technique, with over-limits (10g/t) completed by FAG323. Where necessary, lead, zinc, copper, arsenic and antimony assays were conducted using atomic absorption spectroscopy.

The technical information contained in this news release has been reviewed and approved by Matthew C. Wunder, P. Geo., who is the Qualified Person for the Guanajuato Mine Complex under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired in 2017, and continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include but are not limited to statements regarding plans for additional drilling and resource delineation, the overall economic potential of its properties, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, and the potential for unexpected costs and expenses, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2016 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate and results may vary materially from such forward-looking statements. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:    1 888 355 1766

Tel:         +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com